UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

08 April, 2026
Commission File Number 001-43199

Guardian Metal Resources PLC
c/o Orana Corporate LLP
25 Eccleston Place
London SW1W 9NF
United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Guardian Metal Resources PLC

On 08 April, 2026, Guardian Metal Resources PLC issued a press release titled “Exercise of Options.”

A copy of the press release is attached hereto as Exhibit 99.1.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

Guardian Metal Resources PLC
(Registrant)

Date: 08 April, 2026	By: /s/ Oliver Friesen
Name: Oliver Friesen
Title: Chief Executive Officer

Exhibit Index

Exhibit	Description of Exhibit
99.1	Exercise of Options dated 08 April, 2026.

8 April 2026

Guardian Metal Resources plc

("Guardian Metal" or the "Company")

Exercise of Options

Guardian Metal Resources plc (LON:GMET/OTCQB:GMTLF/NYSE A:GMTL), a US focused exploration stage company focused on tungsten in Nevada, United States, announces that the Company has received a notice to exercise options over a total of 300,000 new ordinary shares of 1 pence each in the Company ("Option Shares") at an exercise price of 0.14p per Option Share, raising £42,000 for the Company.

ADMISSION AND TOTAL VOTING RIGHTS

Application will be made for the 300,000 Option Shares to be admitted to trading on AIM which is expected to occur on or around 14 April 2026 ("Admission"). The Option Shares will rank pari passu in all respects with the ordinary shares of the Company currently traded on AIM.

Following Admission, the Company's issued share capital will comprise 194,307,981 ordinary shares of 1p each. This number will represent the total voting rights in the Company and may be used by shareholders as the denominator for the calculation by which they can determine if they are required to notify their interest in, or a change to their interest in, the Company under the Financial Conduct Authority's Disclosure and Transparency Rules.

Guardian Metal Resources plc Oliver Friesen (CEO)	Tel: +44 (0) 20 7078 8496
Cairn Financial Advisers LLP Nominated Adviser Sandy Jamieson/Jo Turner/Louise O'Driscoll	Tel: +44 (0) 20 7213 0880
Berenberg Joint Broker and Financial Adviser Jennifer Lee/Ivan Briechle	Tel: +44 (0) 20 3207 7800
Tamesis Partners LLP Joint Broker Charlie Bendon/Richard Greenfield	Tel: +44 (0) 20 3882 2868
Tavistock Financial PR Emily Moss/Josephine Clerkin	Tel: +44 (0) 7920 3150 / +44 (0) 7788 554035 guardianmetal@tavistock.co.uk

About Guardian Metal Resources

Guardian Metal Resources PLC (LON: GMET, OTCQB: GMTLF, NYSE A: GMTL) is a U.S.-focused exploration-stage company focused on tungsten in Nevada, United States. Its principal tungsten asset is the Pilot Mountain project, followed by the Tempiute project, which are both situated in historic tungsten districts with well-known occurrences of mineralization that have seen prior tungsten mining activity by third parties.

In July 2025, the U.S. Department of War (DoW), under Title III of the Defense Production Act of 1950, as amended, invested US$6.2 million in Golden Metal Resources (USA) LLC, a wholly-owned subsidiary of Guardian Metal Resources PLC, to support the Pilot Mountain PFS. The Company completed an initial public offering of American Depositary Shares in the United States in March 2026.

Tungsten is used across defense, energy transition, technology and industrial applications. The Company's projects are located in the United States and are focused on potential future development.